Term sheet To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 1-III dated January 31, 2006	Term Sheet No. 2 to Product Supplement No. 1-III Registration Statement No. 333-130051 Dated March 6, 2006; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Principal Protected Notes Linked to the Dow Jones - AIG Commodity IndexSM due March 31, 2009

General
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 31, 2009 (subject to certain market disruption events).
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation of the level of the Dow Jones - AIG Commodity IndexSM over the next three years. Investors should be willing to forego interest payments while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about March 28, 2006 and are expected to settle on or about March 31, 2006.
Key Terms

Index:	The Dow Jones - AIG Commodity IndexSM (the “Index”)
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	At least 100%. The actual Participation Rate will be determined on the pricing date and will not be less than 100%.
Index Return:	Ending Index Level – Initial Index Level
Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about March 28, 2006.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	March 26, 2009*
Maturity Date:	March 31, 2009*
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement no. 1-III.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 1-III and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement and product supplement no. 1-III) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 1-III and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 1-III and this term sheet if you so request by calling toll-free 866-535-9248 or sending an email to jpmorgan@adcord.com.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	JPMSI’s Commission (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $25.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $5.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $25.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $30.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-30 of the accompanying product supplement no. 1-III.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
JPMorgan
March 6, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-III dated January 31, 2006. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 1-III dated January 31, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000246/e23291_424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index.

  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x the Participation Rate; provided that this payment (the Additional Amount) will not be less than zero. The Participation Rate will be determined on the pricing date and will be at least 100%.

  DIVERSIFICATION OF THE DOW JONES – AIG COMMODITY INDEXSM — The Index is composed of exchange-traded futures contracts on physical commodities and is designed to be a highly liquid and diversified benchmark for commodities as an asset class. Its component weightings are determined primarily based on liquidity data, which is the relative amount of trading activity of a particular commodity. See “The Dow Jones – AIG Commodity IndexSM” in the accompanying product supplement no. 1-III for additional information about the Index.

  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-III. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” Under this characterization, you will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make payments to you prior to maturity of the notes. Generally, under this characterization, any gain received on the sale or exchange, or at maturity, of the notes will be treated as additional interest income while any loss will be treated as an ordinary loss, which will be deductible against other income (e.g., employment and interest income).

  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced March 3, 2006 and we had determined the comparable yield on that date, it would have been an annual rate of 5.25%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.25%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the commodities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 1-III dated January 31, 2006.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Dow Jones - AIG Commodity IndexSM	TS-1

  THE NOTES MAY NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL COMMODITY FUTURES CONTRACTS — You may receive a lower payment at maturity than you would have received if you had invested in the Index or the individual commodity futures contracts constituting the Index. If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. Because the Ending Index Level will be calculated based on the Index closing level on a single business day near the end of the term of the notes, the level of the Index at the maturity date or at other times during the term of the notes could be higher than the Ending Index Level. This difference could be particularly large if there is a significant decrease in the level of the Index during the latter portion of the term of the notes or if there is significant volatility in the Index closing level during the term of the notes, especially on dates near the Observation Date.

  NO INTEREST PAYMENTS OR RIGHTS IN THE EXCHANGE-TRADED FUTURES CONTRACTS — As a holder of the notes, you will not receive any interest payments, and you will not have any rights that holders of the exchange-traded futures contracts on the commodities underlying the Index have.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If you are an employee of JPMorgan Chase & Co. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

  JPMORGAN CREDIT RISK — Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE
  NOTES   — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  the expected volatility in the Index;
  the time to maturity of the notes;
  the market price of the physical commodities upon which the futures contracts that compose the Index are based (the “Index Commodities”) or the exchange-traded futures contracts on the Index Commodities;
  interest and yield rates in the market generally;
  a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events; and
  our credit worthiness.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The table below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80% and assumes an Initial Index Level of 170 and a participation rate of 100%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Dow Jones - AIG Commodity IndexSM	TS-2

Ending Index Level	Index Return	Index Return x Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity

306	80%	80%	$800	+	$1,000	=	$1,800

272	60%	60%	$600	+	$1,000	=	$1,600

238	40%	40%	$400	+	$1,000	=	$1,400

204	20%	20%	$200	+	$1,000	=	$1,200

187	10%	10%	$100	+	$1,000	=	$1,100

170	0%	0%	$0	+	$1,000	=	$1,000

153	-10%	0%	$0	+	$1,000	=	$1,000

136	-20%	0%	$0	+	$1,000	=	$1,000

102	-40%	0%	$0	+	$1,000	=	$1,000

68	-60%	0%	$0	+	$1,000	=	$1,000

34	-80%	0%	$0	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level to an Ending Index Level of 204. Because the Ending Index Level of 204 is greater than the Initial Index Level, the Additional Amount is equal to $200 and the final payment at maturity is equal to $1,200 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x [(204-170)/170] x 100%) = $1,200

Example 2: The level of the Index decreases from the Initial Index Level to an Ending Index Level of 68. Because the Ending Index Level of 68 is lower than the Initial Index Level, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Index increases from the Initial Index Level to an Ending Index Level of 187. Because the Ending Index Level of 187 is greater than the Initial Index Level, the Additional Amount is equal to $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x [(187-170)/170] x 100%) = $1,100

Historical Information

The following graph shows the weekly performance of the Index from January 1, 2001 through March 3, 2006. The Index closing level on March 3, 2006 was 165.499. We obtained the Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Dow Jones - AIG Commodity IndexSM	TS-3